                                                Filed pursuant to Rule 424(b)(3)
                                                File No. 333-63265

SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED OCTOBER 28, 1998
(TO PROSPECTUS DATED JULY 22, 1998)

                          $1,201,500,000 (APPROXIMATE)

GREEN TREE

                              SELLER AND SERVICER

   MANUFACTURED HOUSING CONTRACT SENIOR/SUBORDINATE PASS-THROUGH CERTIFICATES
                                 SERIES 1998-8

  The Certificates will consist of seven classes, but we are offering only the following classes now:

                              APPROXIMATE                        UNDERWRITING    PROCEEDS TO
  CLASS   REMITTANCE RATE PRINCIPAL AMOUNT(1) PRICE TO PUBLIC(2)   DISCOUNT      COMPANY(3)
  -----   --------------- ------------------- ------------------ ------------ -----------------
  A-1          6.28%        $1,130,625,000       99.9802131%       0.4075%    $1,125,793,987.49
  M-1          6.98%(4)     $   70,875,000       99.9531250%       0.6500%    $   70,381,089.84
                            --------------                                    -----------------
  Total                     $1,201,500,000                                    $1,196,175,077.33
                            ==============                                    =================

 --------
 (1) May vary plus or minus 5%.
 (2) Plus any accrued interest beginning on December 3, 1998.
 (3) Before deducting expenses, which we estimate to be $515,000.
 (4) Or the weighted average of the rates on the contracts in the contract pool, if less.

    CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE S-9 IN THIS PROSPECTUS SUPPLEMENT AND ON PAGE 9 IN THE PROSPECTUS.
    THIS SUPPLEMENT RELATES TO THE OFFERING OF THE CLASS M-1 CERTIFICATES BUT DOES NOT CONTAIN COMPLETE INFORMATION ABOUT THE CLASS M-1 CERTIFICATES. ADDITIONAL INFORMATION IS CONTAINED IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT DATED OCTOBER 28, 1998 PREPARED IN CONNECTION WITH THE OFFERING OF CLASS A-1 CERTIFICATES AND IN THE RELATED PROSPECTUS DATED JULY 22, 1998. PROSPECTIVE PURCHASERS ARE URGED TO READ THIS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN FULL.
    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
    These Certificates will be delivered through the Same-Day Funds Settlement System of the Depository Trust Company on or about December 3, 1998.
    The underwriters named below will offer these securities to the public at the offering price listed on this cover page and they will receive the discount listed above. See "Underwriting" on page SS-6 in this supplement, on page S-53 in the prospectus supplement and on page 58 in the prospectus.
    Lehman Brothers Inc. will purchase the Class M-1 Certificates from Green Tree and will offer them from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. The Class M-1 Certificates are offered hereby, subject to receipt and acceptance by Lehman and its right to reject any order in whole or in part. The remittance rate for the Class M-1 Certificates on pages S-3, S-33 and S-34 of the prospectus supplement should be disregarded and replaced with the following remittance rate: 6.98%(or the weighted average of the rates on the contracts in the contract pool, if less).
    This supplement may be used to offer or sell the certificates only if accompanied by the prospectus supplement and prospectus.

     UNDERWRITERS OF THE SECURITIES (OTHER THAN THE CLASS M-1 CERTIFICATES) MERRILL LYNCH & CO.
                      LEHMAN BROTHERS
                                                            SALOMON SMITH BARNEY

                   UNDERWRITER OF THE CLASS M-1 CERTIFICATES
                                LEHMAN BROTHERS

                The date of this supplement is November 30, 1998

    The rating of Baa3 on the Class B-2 Certificates by Moody's as listed on page S-3 of the Prospectus Supplement should be replaced with the following rating: Ba1.

    The following information supercedes the information in the Prospectus Supplement under the heading "Summary of the Terms of the Offered
Certificates--Ratings."

Ratings........................  The Certificates will not be issued and sold unless Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P"), and Moody's Investors Service, Inc. ("Moody's") have assigned the ratings specified on page S-3 (or better) to the Certificates.

                                 The rating of each class of Certificates by S&P and Moody's addresses the likelihood of timely receipt of interest and ultimate receipt of principal. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. The ratings of the Class B-2 Certificates are based in part on an assessment of the Company's ability to make payments under the Limited Guarantee. The Company's senior debt securities were recently downgraded by Moody's to "Ba1."

                                 The Company has not requested a rating of the Certificates from any rating agencies other than S&P and Moody's. You cannot assume that no other rating agency will assign a rating to any of these Certificates, nor can you assume what any such rating, if issued, would be.

    The following information supplements, and to the extent inconsistent supersedes, the information in the Prospectus Supplement under the heading "Green Tree Financial Corporation."

                        GREEN TREE FINANCIAL CORPORATION

DELINQUENCY, LOAN LOSS AND REPOSSESSION EXPERIENCE

    The following table sets forth the delinquency experience for the periods indicated of the portfolio of conventional manufactured housing contracts serviced by the Company (other than contracts already in repossession). The Company has from time to time subserviced manufactured housing contracts originated by other lenders. These subserviced contracts are not reflected in the following table.

                             DELINQUENCY EXPERIENCE

                                     AT DECEMBER 31,                  AT SEPTEMBER 30,
                         -------------------------------------------  ----------------
                          1993     1994     1995     1996     1997          1998
                         -------  -------  -------  -------  -------  ----------------
Number of Contracts
 Outstanding (1)........ 237,566  322,495  416,436  503,076  584,814      637,342
Number of Contracts
 Delinquent (2):
  30-59 Days............   2,030    2,809    4,404    6,475    6,567        7,825
  60-89 Days............     657      903    1,571    2,121    2,382        2,990
  90 Days or More.......   1,167    1,440    2,426    3,668    4,016        4,626
Total Contracts
 Delinquent.............   3,854    5,152    8,401   12,264   12,965       15,441
Delinquencies as a
 Percent of Contracts
 Outstanding (3)........    1.62%    1.60%    2.02%    2.44%    2.22%        2.42%

--------
(1) Excludes contracts already in repossession.
(2) The period of delinquency is based on the number of days payments are contractually past due (assuming 30-day months). Consequently, a contract due on the first day of a month is not 30 days delinquent until the first day of the next month. The information for December 31, 1996, December 31, 1997 and September 30, 1998 does not include as delinquent those manufactured housing contracts whose obligors have entered bankruptcy proceedings and had their scheduled payment changed under a bankruptcy payment plan, provided that such obligors are current under their bankruptcy payment plan.
(3) By number of contracts.

    The following table sets forth the loan loss and repossession experience for the periods indicated of the portfolio of conventional manufactured housing contracts serviced by the Company. The Company has from time to time subserviced manufactured housing contracts originated by other lenders. These subserviced contracts are not reflected in the following table.

                       LOAN LOSS/REPOSSESSION EXPERIENCE
                             (DOLLARS IN THOUSANDS)

                                              AT DECEMBER 31,                           AT SEPTEMBER 30,
                         -------------------------------------------------------------  ----------------
                            1993        1994        1995         1996         1997            1998
                         ----------  ----------  -----------  -----------  -----------  ----------------
Number of Contracts
 Serviced (1)...........    238,951     324,141      419,090      507,539      590,327        642,387
Principal Balance of
 Contracts
 Serviced (1)........... $4,630,659  $7,033,882  $10,182,676  $13,553,080  $17,038,136    $19,533,619
Contract Liquida-
 tions (2)..............       1.77%       1.44%        1.45%        2.01%        2.72%          2.96%
Net Losses:
  Dollars (3)........... $   42,547  $   42,402  $    55,162  $    98,632  $   180,699    $   162,004
  Percentage (4)........        .92%        .60%         .54%         .73%        1.06%           .83%

--------
(1) As of period end. Includes contracts already in repossession.
(2) As a percentage of the total number of contracts being serviced as of period end.
(3) The calculation of net loss includes unpaid interest to the date of repossession and all expenses of repossession and liquidation.
(4) As a percentage of the principal balance of contracts being serviced as of period end.

    The data presented in the foregoing tables are for illustrative purposes only and there is no assurance that the delinquency, loan loss or repossession experience of the Contracts will be similar to that set forth above. The delinquency, loan loss and repossession experience of manufactured housing contracts historically has been sharply affected by a downturn in regional or local economic conditions. These regional or local economic conditions are often volatile, and no predictions can be made regarding future economic conditions in any particular area. These downturns have tended to increase the severity of loss on repossession because of the increased supply of used units, which in turn may affect the supply in other regions. In order to achieve geographic dispersion and to limit the effect of regional and local economic conditions on the Contract Pool, Contracts with Obligors located in any one state generally will not exceed 10% of the Cut-off Date Pool Principal Balance (although it is possible that one or more states would exceed this threshold after the transfer of all Subsequent Contracts).

RATIO OF EARNINGS TO FIXED CHARGES FOR THE COMPANY

    Set forth below are the Company's ratios of earnings (losses) to fixed charges for the past five years and the nine months ended September 30, 1998. For the purposes of compiling these ratios, earnings (losses) consist of earnings (losses) before income taxes plus fixed charges. Fixed charges consist of interest expense and the interest portion of rent expense.

                                                                  NINE MONTHS
                                                                     ENDED
                                        YEAR ENDED DECEMBER 31,  SEPTEMBER 30,
                                        ------------------------ -------------
                                        1993 1994 1995 1996 1997     1998
                                        ---- ---- ---- ---- ---- -------------
Ratio of Earnings (Losses) to Fixed
 Charges............................... 4.81 7.98 7.90 5.44 3.94     (.53)*

--------
* On July 6, 1998, Conseco announced a second-quarter charge of $498 million, net of income taxes, related to the acquisition of Green Tree. The charges are directly related to (1) $148 million in merger-related costs, and (2) a $350 million non-cash supplemental reserve against the valuation of Green Tree's interest-only securities and servicing rights. As a result, the ratio of earnings (losses) to fixed charges was less than 1.00 for the nine months ended September 30, 1998 and earnings were inadequate to cover fixed charges for such period. The amount of the coverage deficiency for such period was approximately $251,600,000.

    The following information supplements the information in the Prospectus Supplement under the heading "Underwriting."


                                  UNDERWRITING

    The Underwriter named below has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the Class M-1 Certificates as set forth below.

                                                                 PRINCIPAL
                                                                 AMOUNT OF
                                                                 CLASS M-1
      UNDERWRITER                                               CERTIFICATES
      -----------                                               ------------
      Lehman Brothers Inc. .................................... $70,875,000
                                                                -----------
         Total................................................. $70,875,000
                                                                ===========

    In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the Class M-1 Certificates offered hereby if any Class M-1 Certificates are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the Underwriting Agreement may be terminated.

    Green Tree has been advised by the Underwriter that it proposes initially to offer the Class M-1 Certificates to the public at the offering price set forth on the cover page of this Supplement. The Class M-1 Certificates are offered subject to prior sale, when, as and if issued by the Trust and accepted by the Underwriters and subject to their right to reject orders in whole or in part. The Underwriter will purchase the Class M-1 Certificates at the discount specified on the cover page of this supplement.

    Green Tree initially will retain the Class M-2, Class B-1 and Class B-2 Certificates, but may sell any or all of these Certificates at a later date.

    Until the distribution of the Class M-1 Certificates is completed, rules of the Commission may limit the ability of the Underwriter and certain selling group members to bid for and purchase the Class M-1 Certificates. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Class M-1 Certificates. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class M-1 Certificates.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class M-1 Certificates. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriter may be required to make in respect thereof.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Certificates in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Trust since the date hereof.

                          $1,201,500,000 (APPROXIMATE)

[GreenTree Logo]

                              SELLER AND SERVICER

                         MANUFACTURED HOUSING CONTRACT
                        SENIOR/SUBORDINATE PASS-THROUGH
                          CERTIFICATES, SERIES 1998-8

                   $1,130,625,000 (APPROXIMATE) 6.28% CLASS
                                     A-1

                  $   70,875,000 (APPROXIMATE) 6.98% CLASS M-1

                      -----------------------------------

                                 SUPPLEMENT TO
                             PROSPECTUS SUPPLEMENT
                             DATED OCTOBER 28, 1998

                      -----------------------------------

     UNDERWRITERS OF THE SECURITIES (OTHER THAN THE CLASS M-1 CERTIFICATES)

                              MERRILL LYNCH & CO.
                                LEHMAN BROTHERS
                              SALOMON SMITH BARNEY

                   UNDERWRITER OF THE CLASS M-1 CERTIFICATES

                                LEHMAN BROTHERS

                               NOVEMBER 30, 1998

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